UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

FAT BRANDS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

Andrew A. Wiederhorn

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

(310) 319-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30258N105	Schedule 13D	Page 1 of 4 pages

1.	Names of reporting person Fog Cutter Holdings, LLC
2.	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,033,297*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,033,297*

11.	Aggregate amount beneficially owned by each reporting person 7,033,297*
12.	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13.	Percent of class represented by amount in Row (11) 58.9%
14.	Type of reporting person PN

* On February 25, 2021, Fog Cutter Holdings, LLC completed a distribution in kind to its members of 1,452,114 shares of Common Stock of the Issuer on a pro rata basis in accordance with such members’ capital contributions for no additional consideration.

CUSIP No. 30258N105	Schedule 13D	Page 2 of 4 pages

1.	Names of reporting person Andrew A. Wiederhorn
2.	Check the appropriate box if a member of a group (a) [ ] (b) [ ]
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 168,862
	8.	Shared voting power 7,033,297*
	9.	Sole dispositive power 168,862
	10.	Shared dispositive power 7,033,297*

11.	Aggregate amount beneficially owned by each reporting person 7,202,159*
12.	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13.	Percent of class represented by amount in Row (11) 59.6%
14.	Type of reporting person IN

* On February 25, 2021, Fog Cutter Holdings, LLC completed a distribution in kind to its members of 1,452,114 shares of Common Stock of the Issuer on a pro rata basis in accordance with such members’ capital contributions for no additional consideration.

CUSIP No. 30258N105	Schedule 13D	Page 3 of 4 pages

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on January 5, 2021 (the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of FAT Brands Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

On February 25, 2021, Fog Cutter Holdings, LLC, a Delaware limited liability company (“Fog Holdings”), completed a distribution in kind to its members of 1,452,114 shares of Common Stock of the Issuer on a pro rata basis in accordance with such members’ capital contributions for no additional consideration.

Fog Cutter Holdings, LLC:

(a) - (c) After giving effect to such distribution, on February 25, 2021, Fog Holdings beneficially owned 7,014,149 shares of Common Stock plus warrants exercisable for an additional 19,148 shares of Common Stock, comprising in the aggregate 7,033,297 shares or approximately 58.9% of the outstanding Common Stock of the Issuer.

(d) and (e). Not Applicable.

Andrew A. Wiederhorn:

(a) - (c) Mr. Wiederhorn serves as the sole manager of Fog Holdings, and therefore shares voting and dispositive power over 7,014,149 shares of Common Stock plus warrants exercisable for 19,148 shares of Common Stock held directly by Fog Holdings, constituting in the aggregate 7,033,297 shares or approximately 58.9% of the outstanding shares of Common Stock of the Issuer.

In addition, as of February 25, 2021, Mr. Wiederhorn beneficially held directly an additional 168,862 shares of Common Stock, comprised of 23,332 shares of Common Stock, options to purchase an additional 25,530 shares of Common Stock that have vested or will vest within 60 days of February 25, 2021, and warrants that are exercisable for an additional 120,000 shares of Common Stock, comprising in the aggregate, along with shares held by Fog Holdings, 7,202,159 shares or approximately 59.6% of the outstanding shares of Common Stock of the Issuer.

(d) and (e). Not Applicable.

The percentages of shares indicated above in this Item 5 are based upon 11,926,264 shares of Common Stock of the Issuer outstanding as of November 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

The filing of this Statement and any future amendment by any of the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

CUSIP No. 30258N105	Schedule 13D	Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2021	FOG CUTTER HOLDINGS, LLC

	By:	Andrew A. Wiederhorn
	Its:	Manager

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn

ANDREW A. WIEDERHORN

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn